EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Loss per Share
     Net loss per share — basic and net loss per share — diluted are computed by dividing each such loss per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (dollars in thousands, except per share data).

	For the Three Months Ended
	March 31,
	2010	2009
Net loss applicable to common stock	$(81,900)	$(67,417)
Average common shares outstanding	776,986	88,210
Net loss per share — basic	$(0.11)	$(0.76)
Average common share equivalents outstanding	776,986	88,210
Net loss per share — diluted	$(0.11)	$(0.76)

76